SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02,808,708/0001-07

NIRE [Corporate Registration Identification Number] 35,300,157,770

A Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (“Company”) held on March 27, 2013, drawn up in summary form.

1.            Date, time and venue:  On March 27, 2013, starting at 5 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.            Attendance:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Capital Increase – Stock Option Program (2012 Bonus). In view of the exercise, by certain Beneficiaries, of the stock options granted pursuant to the Company’s First Stock Option Program for 2013 (“2013.1 Program”), approved at the Board of Directors’ Meeting held on March 8, 2013, as well as other options of previous years, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 9 of its By-laws, as well as section 168 of Law n. 6,404/76, as amended, a capital in crease in the total amount of R$25,612,788.54, upon issuance of 376,545 new preferred shares, at the issuance price of R$68.020524878 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force.  The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as from the present date.

4.2. Ratification of the Capital Increase. After verification of the subscription and payment, by the shareholders of the Company, of 2,520,657 newly issued ordinary shares and 1,970,481 newly issued preferred shares, issued pursuant to resolution of the Board of Directors Meeting held on January 31, and February 1, 2013, to ratify an increase in the capital stock of the Company in the amount of R$410,100,557.25.  The newly issued shares shall participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

4.3. Compensation of Management and members of the Fiscal Council - 2012.  To ratify the amounts paid out as compensation to the Management of the Company during the Fiscal Year of 2012:

2012
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits Other	Termination Benefits Bonus	Share-based compensations Profit Sharing	Total Fees
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Fees	Direct and indirect benefits	Compensation for sitting on Committees
Board of Directors	9.75	3,524,073.00	-	-	1,580,108.00	-	1,729,511.00	-	-	-	-	1,798,635.00	4,548,862.00	13,181,189.00
Fiscal Council	6.00	1,159,400.00	-	-	231,880.00	-	-	-	-	-		-	-	1,391,280.00
Executive Management	10.25	7,079,717.00	988,895.00	-	1,823,564.00	-	7,838,766.00	-	-	-	-	-	32,984,872.00	50,715,814.00
Total	26.00	11,763,190.00	988,895.00	-	3,635,552.00	-	9,568,277.00	-	-	-	-	1,798,635.00	37,533,734.00	65,288,283.00

4.4. Compensation of Management and members of the Fiscal Council - 2013.  To approve the proposal for the next Company’s Ordinary General Meeting of the maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the 2013 Fiscal Year, to wit:

2013 forecast
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits Other Other	Termination Benefits Bonus Bonus	Share-based compensations Profit Sharing Profit Sharing	Total Fees Fees
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Fees	Direct and indirect benefits	Compensation for sitting on Committees
Board of Directors	10.00	4,509,362.00	-	-	1,826,430.00	-	3,197,399.00	-	-	-	-	-	4,493,715.00	14,026,906.00
Fiscal Council	6.00	1,623,608.00	-	-	324,772.00		-	-	-	-	-	-	-	1,948,330.00
Executive Management	11.00	13,667,295.00	1,087,785.00	-	2,978,910.00	-	13,315,739.00	-	-	-	-	-	35,163,914.00	66,213,643.00
Total	27.00	19,800,265.00	1,087,785.00	-	5,130,062.00	-	16,513,138.00	-	-	-	-	-	39,657,629.00	82,188,879.00

4.5. Allocation of Net Profits – FY 2012.  To approve the proposal for the next Company’s Ordinary General Meeting of the following net profit allocation for the fiscal year ended on December 31, 2012:

ALLOCATION OF NET PROFITS – FY 2012 (R$)
Net profits for the Fiscal Year	10,508,066,433.39
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(400,951,183.95)
Dividends	(6,031,373,914.75)
Interest on own capital	(1,694,330,418.14)
Prescribed Dividends	10,632,064.72
Investments reserve	2,392,042,981.27

4.5. Amendment to the By-laws. Pursuant to the Management Proposal to be disclosed at the present date, to approve the proposal for the next Extraordinary General Meeting of the proposed amendments to the Company’s By-laws, as set forth in Exhibit I hereto.

4.6. Convene the ordinary and extraordinary general meetings of the Company. To convene the Company's ordinary and extraordinary general meetings, to be held on April 29, 2013, starting at 1:00 p.m., to resolve on the agenda set forth in the draft of the Call Notice attached hereto as Exhibit II, approved herein by the Board of Directors.

5.      Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended this meeting, were duly executed

São Paulo, March 27, 2013.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann
/s/ Pedro de Abreu Mariani Secretary

EXHIBIT I

Current Text	Proposed Text
Article 5 - The capital stock is of R$11,722,667,412.08, divided into 3,118,127,561 shares, of which 1,751,135,331 are common shares and 1,366,992,230 are preferred shares, without par value.	Article 5 - The capital is of R$12,730,532,724.52, divided into 3,132,426,532 shares, of which 1,757,986,238 are common shares and 1,374,440,294 are preferred shares, without par value.

EXHIBIT II

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 29, 2013, at 1 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings, to resolve on the following AGENDA:

(a)                ORDINARY GENERAL MEETING

(i)                 Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2012;

(ii)               Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on February 17, 2012; May 30, 2012, September 18, 2012, December 14, 2012 and February 25, 2013

(iii)             Election of the members of the Company’s Fiscal Council and their respective alternates; and

(iv)             Ratification of the amounts paid out as compensation to the Management of the Company during the Fiscal Year of 2012 and establishing the overall compensation of the Management and members of the Fiscal Council for the Fiscal Year of 2013.

(b)               EXTRAORDINARY GENERAL MEETING

(i)                 By virtue of the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date of the Extraordinary General Meeting, to amend the caput  of article of the Company’s By-laws and to restate them.

General Information:

-       The Company informs its shareholders that on February 27, 2013 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2012; (iii) independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Normative Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários by means of its Periodic Information System (IPE), in accordance with Article 6 of such Normative Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ambev-ir.com), and on the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Legal Department), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 27, 2013.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

The new Ambev shares to be issued by Ambev in the capital increase of this company referred in this document have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered, sold, pledged or otherwise transferred, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.  The information herein does not constitute an offer of securities, and we are not soliciting offers to buy securities, in the United States or to US persons. This document has been published by Ambev in Brazil in compliance with Brazilian reporting requirements and has been furnished to the Securities and Exchange Commission in accordance with the reporting requirements of the United States Securities Exchange Act of 1934.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer